UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 25, 2007

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni Computer Systems Limited	FAX TO SE

Registered Office : S-1A Irani Market Compound, Yerawada , Pune — 411 006, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai — 400 093, India.

Summary of Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter ended 31 March 2007, prepared as per US GAAP

	Quarter ended 31 March		Year ended 31 December
	2007 (Unaudited)	2006 (Unaudited)	2006 (Unaudited)
	USD in thousands except share data
Revenues	156,011	129,846	578,851
Cost of revenues	100,135	83,756	370,173
Gross profit	55,876	46,090	208,678
Selling, general and administrative expenses	27,562	27,179	110,265
Provision for doubtful debts & advances	643	134	1,191
Foreign exchange (gain) / loss , net	(2,630)	994	2,748
Operating income	30,301	17,783	94,474
Interest and dividend income	2,929	2,765	10,088
Interest expense	(698)	(776)	(2,840)
Gain on sale of investments, net	152	68	1,679
Other income/(expense), net	1,198	(960)	3,541
Income before income taxes	33,882	18,880	106,942
Income taxes	6,034	4,437	47,692
Net Income	27,848	14,443	59,250
Earning per share
— Basic	0.20	0.10	0.43
— Diluted	0.20	0.10	0.43
Weighted average number of common and redeemable common shares used in computing earnings per share
— Basic	138,342,512	137,818,174	137,957,477
— Diluted	139,413,330	139,511,561	138,904,860
Total assets	684,724	567,572	640,341
Cash and cash equivalents	37,607	60,652	46,510
Investments	260,569	223,545	246,016

Notes:

(1)                                  The above summary of consolidated financial results were taken on record by the Board of Directors at its adjourned meeting held on 25 April, 2007.

(2)                                  The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared on a consolidated basis in accordance with accounting principles generally accepted in the United States (‘US GAAP’).  All significant inter-company transactions have been eliminated on consolidation.

(3)                                  The subsidiaries considered in the consolidated financial statements as at 31 March 2007 are wholly owned subsidiaries, namely Patni Computer Systems Inc. USA, Patni Computer Systems (UK) Ltd., Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited and Patni Telecom Solutions (UK) Limited.

(4)                                  Previous period figures have been appropriately reclassified to conform to the current period’s presentations.

Summary of financial statements prepared as per US GAAP — Convenience translation

	Quarter ended 31 March		Year Ended 31 December
	2007 (Unaudited)	2006 (Unaudited)	2006 Unaudited)
	Rs. in thousands except share data
Exchange Rate (Rs.)	43.10	44.48	44.11
Revenues	6,724,053	5,775,534	25,533,112
Cost of revenues	4,315,805	3,725,454	16,328,328
Gross profit	2,408,248	2,050,080	9,204,784
Selling, general and administrative expenses	1,187,909	1,208,907	4,863,788
Provision for doubtful debts & advances	27,719	5,953	52,536
Foreign exchange (gain) / loss , net	(113,352)	44,203	121,211
Operating income	1,305,972	791,017	4,167,249
Interest and dividend income	126,240	123,003	444,978
Interest expense	(30,072)	(34,518)	(125,269)
Gain on sale of investments, net	6,571	3,044	74,065
Other income/(expense), net	51,637	(42,724)	156,212
Income before income taxes	1,460,348	839,822	4,717,235
Income taxes	260,068	197,339	2,103,684
Net Income	1,200,280	642,483	2,613,551
Earning per share
— Basic	8.68	4.66	18.94
— Diluted	8.61	4.61	18.82
Total assets	29,511,625	25,245,597	28,245,426
Cash and cash equivalents	1,620,853	2,697,797	2,051,557
Investments	11,230,516	9,943,271	10,851,772

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.  The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all.  Investors are cautioned to not rely on such translated amounts.

By Order of the Board
for Patni Computer Systems Limited
Mumbai	Narendra K. Patni
25 April 2007	Chairman and Chief Executive Officer

Audited consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter ended 31 March 2007, as per Indian GAAP.

	Rs. in thousands except share data
	Quarter ended 31 March		Year ended 31 December
	2007	2006	2006
	(Audited)	(Audited)	(Audited)

Income
Sales and service income	6,796,257	5,749,578	26,080,258
Other income	365,019	148,272	595,711
	7,161,276	5,897,850	26,675,969

Expenditure
Personnel costs	3,706,781	3,223,502	14,447,266
Selling, general and administration costs	1,587,755	1,519,405	5,959,700
Depreciation (net of transfer from revaluation reserves)	232,435	192,621	842,693
Interest costs	30,553	34,486	189,635

	5,557,524	4,970,014	21,439,294

Profit for the period / year before prior period items and taxation	1,603,752	927,836	5,236,675

Prior period items	—	—	221,172

Profit for the period / year before taxation	1,603,752	927,836	5,015,503
Provision for taxation	272,242	209,949	2,114,356
MAT credit entitlement	(17,792)	—	(5,735)
Provision for taxation - Fringe benefits	9,949	11,818	40,085
Provision for taxation (prior periods)	—	—	418,976

Profit for the period / year after taxation	1,339,353	706,069	2,447,821

Paid up equity share capital (Face value per equity share of Rs. 2 each)	277,255	275,739	276,564

Reserves excluding revaluation reserves			23,035,534

Earnings per equity share of Rs. 2 each
—Basic	9.68	5.12	17.74
—Diluted	9.59	5.05	17.60

Notes:

(1)                                  The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries are prepared in accordance with the principles and procedures prescribed by AS 21 -  “Consolidated Financial Statements “ issued by the Institute of Chartered Accountants of India for the purpose of preparation and presentation of consolidated financial statements. The financial statements of Patni Computer Systems Limited and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full.  Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered in full.  The amounts shown in respect of accumulated reserves comprises the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries. Consolidated financials statements are prepared using uniform accounting policies across the Group.

(2)                                  The subsidiaries considered in the consolidated financial statements as at 31 March 2007 are wholly owned subsidiaries, namely Patni Computer Systems Inc. USA, Patni Computer Systems (UK) Ltd., Patni Computer Systems GmbH, Patni Telecom Solutions Inc.,Patni Telecom Solutions Private Limited and Patni Telecom Solutions (UK) Limited.

(3)                                  Paid up equity share capital does not include Rs 8,781 (2006 : Rs 2,688 ) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

(4)                                  During 2006, the Company received a demand from the Income tax department for Rs. 630,166 (Including interest demand of Rs. 186,850) for the Assessment Year 2004-05.The tax demand is mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its various eligible undertakings.The Company has filed an appeal challenging the disallowance within the time available under the Income Tax Act. Considering the facts and nature of disallowance and based on the advice obtained from the Company’s legal counsel, management believes that the disallowance is not tenable, is confident of a favourable outcome in appeal proceedings and hence no provision for such income tax demand is considered necessary.

(5)                                  The Company adopted Accounting standard 15 (revised 2005) — Employee benefits (“AS 15”) from 1 January 2007. The excess transition liability as per revised AS 15 for compensated absences was Rs 18,661 (net of tax) and excess liability provided in the books of account as compared to liability as determined under revised AS 15 with respect of defined benefit plans was Rs 26,646 (net of tax) as on 1 January 2007.  The net excess liability provided of Rs 7,985 (net of tax) has been adjusted through the balance in the Profit and Loss account as on 1 January 2007.

(6)                                  Segment Information:

As on 31 March 2007 and for the quarter ended

Particulars	Financial services	Insurance services	Manufacturing	Telecom	Product Engineering Services	Others	Total
Sales and service income	957,062	1,667,386	1,492,161	1,005,491	1,134,114	540,043	6,796,257
Sundry debtors	778,058	1,055,588	1,214,174	875,094	898,984	509,696	5,331,594
Cost and estimated earnings in excess of billings	166,079	198,033	257,705	524,908	185,819	107,727	1,440,271
Billings in excess of cost and estimated earnings	(5,576)	(800)	(14,809)	(10,220)	(26,537)	(13,815)	(71,757)
Advance from customers	(6,668)	(790)	(1,723)	—	(805)	(246)	(10,232)

As on 31 March 2006 and for the quarter ended

Particulars	Financial services	Insurance services	Manufacturing	Telecom	Product Engineering Services	Others	Total
Sales and service income	910,398	1,387,756	1,169,447	1,079,167	807,177	395,633	5,749,578
Balances at 31 December 2006
Sundry debtors	729,738	943,801	1,174,494	1,005,557	750,026	519,149	5,122,765
Cost and estimated earnings in excess of billings	107,409	45,076	210,680	461,246	108,332	78,591	1,011,334
Billings in excess of cost and estimated earnings	(9,197)	(9,375)	(32,229)	(21,696)	(36,242)	(38,507)	(147,246)
Advance from customers	(214)	(805)	(5,391)	—	(1,715)	(112)	(8,237)

The Group evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably.  Fixed assets used in Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

Until 31 December 2006, the Company reported Product Engineering Services (PES) and Independent Software Vendors (ISV)  as separate business segments. The PES business is primarily related to embedded technology services for products and the ISV unit provided the user interface for these products. Both these segments form part of technology services. The integration of these business segments would faciliate improved client service. Accordingly, effective 1 January 2007, the Company has integrated these two business segments with the primary focus on the following synergies (i) demand for providing end-to-end solutions from product engineering clients, and  (ii) leveraging the domain skills & platform skills to provide end -to- end solutions. Segment data for previous period has been reclassified to conform to current period presentation

(7)                                  Previous period figures have been appropriately reclassified /regrouped to conform to the current period’s presentations.

Reconciliation of significant differences between Consolidated Net Income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and Consolidated Net Income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’) (Unaudited)

	Rs. in thousands
	Quarter ended 31 March		Year ended 31 December
	2007	2006	2006

Consolidated net income as per Indian GAAP	1,339,353	706,069	2,447,821
Income taxes	(9,569)	12,366	(133,791)
Foreign currency differences	(62,991)	(33,988)	(153,501)
Employee retirement benefits	3,980	5,906	3,895
ESOP related compensation cost	(45,683)	(39,712)	(182,732)
Business acquisition	(10,477)	(9,667)	(41,176)
Prior period adjustment	—	—	765,595
Others	14,085	193	(21,878)
Total	(110,655)	(64,902)	236,412
Consolidated net income as per US GAAP	1,228,698	641,167	2,684,233

Note:

The consolidated net income as per USGAAP shown in the table above differs from the consolidated net income shown under “Summary of financials statements prepared as per USGAAP - Convenience Translation” for reasons explained below the same table.

Patni Computer Systems Limited
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.
Corporate Office  : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Financial results of Patni Computer Systems Limited for the quarter ended 31 March 2007, as per Indian GAAP (Standalone)

	Rs. in thousands except share data
	Quarter ended 31 March		Year ended 31 December
	2007	2006	2006
	(Audited)	(Audited)	(Audited)
Income
Sales and service income	2,665,882	2,312,230	9,978,301
Other income	341,926	108,666	497,640
	3,007,808	2,420,896	10,475,941
Expenditure
Personnel costs	1,164,448	1,016,343	4,461,532
Selling, general and administration costs	592,123	564,702	2,141,127
Depreciation	196,875	167,172	725,602
Interest costs	11,007	18,932	88,792
	1,964,453	1,767,149	7,417,053

Profit for the period / year before taxation	1,043,355	653,747	3,058,888

Provision for taxation	93,034	141,644	971,681
MAT credit entitlement	(17,792)	—	(5,735
Provision for taxation — Fringe benefits	8,180	11,500	35,313
Profit for the period / year after taxation	959,933	500,603	2,057,629

Paid up equity share capital (Face value per equity share of Rs.2 each)	277,255	275,739	276,564
Reserves excluding revaluation reserves			21,801,849

Earnings per equity share of Rs 2 each
— Basic	6.94	3.63	14.91
— Diluted	6.87	3.58	14.80

Notes
(1)	The above statement of financial results were reviewed by the audit committee and approved by the Board of Directors at its adjourned meeting held on 25 April 2007.

(2)	The Board of directors at the adjourned meeting held on 8 February 2007, recommended a final dividend of 150% for the year 2006, subject to approval of the members.

	Quarter ended 31 March		Year ended 31 December
	2007	2006	2006
Dividend per share (Par value of Rs.2 /- each)	N.A.	N.A.	3.00
Percentage	N.A.	N.A.	150%

(3)	Investor complaints for the quarter ended 31 March 2007:

Pending as on 1 January 2007	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	10	10	—

(4)	Statement of Utilisation of ADS Funds as of 31 March 2007

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	5,739,262
Share issue expenses			369,406
Net proceeds			5,369,856

Deployment :
1 Held as short term investments			3,580,694
2 Utilised for Capital expenditure for office facilities			1,668,339
3 Exchange loss			120,823
Net proceeds			5,369,856

(5)

During 2006, the Company received a demand from the Income tax department for Rs. 630,166 (Including interest demand of Rs. 186,850) for the Assessment Year 2004-05.The tax demand is mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its various eligible undertakings.The Company has filed an appeal challenging the disallowance within the time available under the Income Tax Act. Considering the facts and nature of disallowance and based on the advice obtained from the Company’s legal counsel, management believes that the disallowance is not tenable, is confident of a favourable outcome in appeal proceedings and hence no provision for such income tax demand is considered necessary.

(6)

The Company adopted Accounting standard 15 (revised 2005) — Employee benefits (“AS 15”) from 1 January 2007. The excess liability provided in the books of account as compared to liability as determined under revised AS 15 in respect of compensated absences and defined benefit plans was Rs.33,684 (net of tax) as on 1 January 2007. Such excess liability provided has been adjusted through the balance in the Profit and Loss account as on 1 January 2007.

(7)	Aggregate of Non-Promoter Shareholding

	As of 31 March		As of 31 December
	2007	2006	2006
— Number of Shares	77,654,938	76,276,581	77,309,051
— Percentage of Shareholding	56.02%	55.33%	55.91%

(8)	Paid up equity share capital does not include Rs 8,781 (2006 : Rs 2,688) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

(9)	Previous period figures have been appropriately reclassified to conform to the current period’s presentations.
(10)	Text of this advertisement was approved by the Board of Directors at the adjourned meeting held on 25 April 2007.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
25 April 2007	Chairman and Chief Executive Officer

For Press Release

Patni’s Q1 2007 Revenues up 20.2% at $156.0 million (Rs. 6,724.1 million),
Net Income up 92.8% at $ 27.8 million ( Rs 1,200.3 million), YoY

Mumbai, India, April 25th 2007: Patni Computer Systems Limited (Patni) today announced its financial results for the first quarter ended 31st March 2007.

Performance Highlights

Performance Highlights for the quarter ended March  31st 2007

•                  Revenues for the quarter at US$ 156.0 million (Rs. 6,724.1 million)

•                  Up 1.1% sequentially from  US$ 154.3 million (Rs. 6,804.9 million)

•                  Up 20.2%  YoY from US$ 129.8 million (Rs 5,775.5 million)

•                  Operating Income for the quarter at US$ 30.3 million (Rs. 1,306.0 million)

•                  Up  11.2% sequentially from US$ 27.3 million (Rs 1202.3 million)

•                  Rupee Appreciation impact of ~40 basis points.

•                  Up 70.4% YoY from US$ 17.8 million (Rs 791.0 million)

•                  Net Income  for the quarter at US$ 27.8  million (Rs 1,200.3 million)

•                  Up 8.2% sequentially from US$ 25.7  million (Rs 1,134.9 million)

•                  Up 92.8% YoY from US$ 14.4 million (Rs 642.5 million)

•                  EPS for the quarter at US$ 0.20 per share( US$ 0.40 per ADS ) up 8.1% sequentially and 92.1% YoY

•                  Stock based expense for the quarter was US$ 1.0 million as compared to US$ 1.1 million during previous quarter.

•                  Top Customer contribution towards revenue decreased to 11.1% during the quarter from 13.5% in Q4 2006. Revenue concentration of Top 10 clients also reduced to 48.8% from 52.2% in the previous quarter.

•                  We acquired 26 new clients during the quarter. Number of active clients was 252 at quarter end as compared to 239 in Q4 2006.

Future Outlook:

•                  Q2 2007 revenues are expected to be at US$ 163 million and net income (excluding the foreign exchange gain/loss) is expected to be in the range of US$ 22.5 to $23.0  million.

Management comments

Commenting on the Q1 2007 performance, Mr. Narendra K Patni, Chairman and CEO, Patni Computer Systems Ltd., said, “The quarter under review was one of stable growth and profitability enhancement. With Phase one of our state of the art knowledge park now operational our thrust is to drive aggressive profitable growth and escalate our business across newer verticals and service lines.

We remain committed to create ongoing growth across the organization and are confident about our business momentum in a healthy demand environment.”

Commenting on the performance, Mr. Mrinal Sattawala, Chief Operating Officer, Patni, said, “Our client and service offering profiles continue to strengthen. During the quarter we have added 26 new clients and reduced dependence on Top 5 and Top 10 clients. Higher Value service offerings like Embedded Technology Services and Enterprise Systems Management now form a larger proportion of our revenues. We continue to invest in global sales and marketing and expand geographically in Europe in line with our strategic objectives.

Speaking on the occasion, Mr. Surjeet Singh, Chief Financial Officer, Patni, added, “Continued improvement and sustained thrust on optimizing operating costs have enabled profit improvements over the last few quarters. Investments for growth have continued. Efficient hedging of our foreign currency positions covered the forex risk and improved performance. We are looking to expand our revenue base effectively in existing and new clients with our mix of service offerings. Geographical Expansion coupled with inorganic growth are part of key strategic elements of our plan to drive profitable growth.

Management Discussion & Analysis of Performance

(Figures in Million US$ except EPS and Share Data)

CONSOLIDATED STATEMENT OF INCOME
For the quarter  / period ended

Particulars	Mar 31 2007	Dec 31 2006	QoQ Change %	Mar 31 2006	2006	Additional Provision in 2006		2006 (Excluding additional provisions)
Revenue	156.0	154.3	1.1%	129.8	578.9	—		578.9
Cost of revenues	96.3	95.6	0.8%	80.8	357.0	-7.0	(1)	364.1
Depreciation	3.8	3.9	-2.6%	3.0	13.2	—		13.2
Gross Profit	55.9	54.8	1.9%	46.1	208.7	7.0	(1)	201.6
Sales and marketing expenses	11.2	11.0	2.3%	10.0	43.1	—		43.1
General and administrative expenses	16.3	15.6	4.7%	17.1	67.2	—		67.2
Provision for doubtful debts and advances	0.6	0.4	70.8%	0.1	1.2	—		1.2
Foreign exchange (gain) / loss, net	(2.6)	0.6	-545.6%	1.0	2.7	2.7
Operating income	30.3	27.3	11.2%	17.8	94.5	7.0	(1)	87.4
Other income / (expense), net	3.6	4.5	-20.1%	1.1	12.5	0.2		12.4
Income before income taxes	33.9	31.7	6.7%	18.9	106.9	7.2	(2)	99.8
Income taxes	6.0	6.0	0.4%	4.4	47.7	27.1		20.6
Net income/(loss)	27.8	25.7	8.2%	14.4	59.3	- 19.9	(3)	79.2
Earning per share
— Basic	$0.20	$0.19		$0.10	$0.43			$0.57
— Diluted	$0.20	$0.18		$0.10	$0.43			$0.57
Weighted average number of common shares used in computing earnings per share
— Basic	138,342,512	138,178,492		137,818,174	137,957,477			137,957,477
— Diluted	139,413,330	139,357,451		139,511,561	138,904,860			138,904,860

**             Prior years’ tax review by IRS and the Department of Labor Review by Patni’s US Operations has resulted in the net reversals of additional provisions leading to an increase in Q2 2006 Gross Profit and Operating Income and a decrease in Q2 2006 Net Income.

(1) -      due to reversal of payroll taxes for earlier years, net of accrual from DOL review

(2) -      impact of 1, net of write-back of interest/penalty for earlier years

(3) -      impact of re-assessed corporate taxes for earlier years, net of 2

Revenues

Revenues during the quarter were in line with expectations at US$ 156.0 million (Rs 6,724.1 million) representing sequential increase of 1.1% and 20.2% on YoY basis. 26 new clients were added during the quarter.

Gross profit

Gross margins improved above expectations to 35.8% from 35.5% in Q4 2006 net of negative Rupee appreciation impact of 40 basis points. 60 basis points effect of planned utilization change during the quarter at 72.8% (73.7% in Q4) was absorbed by contract price improvements. Absolute Gross Margins in Q1 07 at US$ 55.9 million (Rs 2,408.2 million was higher by 1.9% sequentially and by 21.2% on YOY basis)

Selling and Marketing Expenses

Sales and marketing expenses during the quarter were marginally higher at US$ 11.2 million (Rs. 484.6 million), as compared to $11.0 million (Rs. 485.0 million) in the previous quarter and as percentage of revenues, these expenses were almost stable at 7.2% compared to 7.1%.

G&A expenses

G&A expenses at 10.5% during the quarter were marginally higher per plan at US $16.3 million (Rs. 703.3 million) compared to US $ 15.6 million (Rs. 687.7 million) in the previous quarter due to period costs .

Provision for doubtful debts

During the quarter, provision for doubtful debts was at US$ 0.6 million (Rs. 27.7 million) as against US$ 0.4 million (Rs. 16.6 million) in Q4 2006.

 Foreign exchange gain/loss

The Foreign exchange gain for the quarter was US$ 2.6 million (Rs.113.4 million) as compared to loss of US$ 0.6 million (Rs 26.0 million) in Q4 2006.

While mark to market impact of forex contracts taken earlier and revaluation of debtors at the quarter end, resulted in foreign exchange gain of US$ 1.5 million for the quarter. Additionally, revaluation of advance foreign taxes and international tax liabilities resulted in a one time foreign exchange gain of US$1.1 million.

The quarter end rate for debtors revaluation was Rs 43.47. At the end of Q1 2007, we have hedging  contracts worth US$ 192.5 million in the range of Rs. 43.86 to Rs. 46.85.

Operating income

Operating income was higher at 19.4% at $30.3 million (Rs 1,306.0 million) against 17.7% or $27.3 million (Rs 1,202.3 million) in Q4 2006. Operating Income grew 70.4% on YoY basis as compared to $17.8 million (Rs 791.0 million) in corresponding quarter of previous year.

Other income

Other income (including interest and dividend income net of interest expenses, profit/loss on sale of investments and other miscellaneous income) stood at US$ 3.6 million (Rs 154.4 million) were in line with estimates of US $ 4.5 million (Rs 197.8 million) in previous quarter, net of one time credit of US$ 1.7 million on account of reversal of interest on tax provisions.

Profit before tax

Profit before tax for the quarter was higher by 6.7% at US$ 33.9 million (Rs. 1,460.3 million) as compared to US$ 31.7 million (Rs. 1,400.1 million) during previous quarter.

Income taxes

Income tax for the quarter was at US$ 6.0 million (Rs 260.1 million) at 17.8% effective tax rate on profit before tax lower than the previous quarter rate of 18.9%.

Net income

Consequently, net income for the quarter was at US$ 27.8 million (Rs 1,200.3 million), an increase  of 8.2% as compared to Q4 2006 net income of US$ 25.7 million (Rs 1,134.9 million).  Increased focus on margin improvement during previous few quarters resulted in YoY increase of Net Income at 92.8% as compared to corresponding quarter of previous year.

EPS

EPS for the quarter was at US$ 0.20 (Rs 8.68) and US$ 0.40 per ADS marginally higher than US$ 0.19 per share and US $ 0.37 per ADS.  EPS increased by 92.1 % on YoY basis from $0.10/ share or $0.21 per ADS.

Balance Sheet and Cash Flow changes

During the quarter, against net income of US$ 27.8 million (Rs 1,200.3 million), cash from operating activities was at US$ 14.1 million (Rs 609.5) net of changes in current assets and liabilities of US$ (-)20.6 million and non cash charges of US$ 6.9 million. These non cash charges comprise of depreciation and amortization of US$ 6.6 million and other charges of US$ 0.3 million.

Net Cash used in investing activities was at US$ 26.1 million (Rs 1,125.9 million) which include net capital expenditure of US$ 18.4 million (Rs 792.8 million) and net investment in securities at US$ 7.7 million (Rs. 333.1 million).

Net cash inflow provided for in financing activities was at US$ 1.1 million (Rs 49.0 million) consisting of proceeds from common shares issued of US$ 1.3 million (Rs. 54.2 million).

Overall cash and cash equivalents (including short term investments) at the close of 31st March 2007 were at US$ 295.1 million (Rs 12,717.5 million), compared to US$ 289.5 million (Rs 12,768.9 million) at the close of Q4 2006.

At the end of Q1 2007, receivables were at US$ 122.6 million (Rs 5,281.9 million) US$ 115.6 million (Rs. 5,099.9 million) in the previous sequential quarter. Days outstanding for the current quarter were at 72 days as compared and 71 days in Q4 2006.

Figures in Million INR except EPS and Share Data

CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION
For the  quarter / period ended

Particulars	Mar 31 2007	Dec 31 2006	Mar 31 2006	2006	Additional Provision in 2006		2006 (Excluding additional provisions)
Exchange rate $1 = INR	43.10	44.11	44.48	44.11	44.11		44.11
Revenues	6,724.1	6,804.9	5,775.5	25,533.1	—		25,533.1
Cost of revenues	4,151.7	4,214.7	3,592.8	15,747.3	(312.3)		16,059.5
Depreciation	164.2	172.5	132.7	581.1	—		581.1
Gross Profit	2,408.2	2,417.7	2,050.1	9,204.8	312.3	(1)	8,892.5
Sales and marketing expenses	484.6	485.0	446.2	1,900.7	—		1,900.7
General and administrative expenses	703.3	687.7	762.7	2,963.1	—		2,963.1
Provision for doubtful debts and advances	27.7	16.6	6.0	52.5	—		52.5
Foreign exchange (gain) / loss, net	(113.4)	26.0	44.2	121.2			121.2
Operating income	1,306.0	1,202.3	791.0	4,167.2	312.3		3,855.0
Other income / (expense), net	154.4	197.8	48.8	550.0	4.6		545.4
Income before income taxes	1,460.3	1,400.1	839.8	4,717.2	316.9	(2)	4,400.4
Income taxes	260.1	265.2	197.3	2,103.7	1,194.8		908.9
Net income/(loss)	1,200.3	1,134.9	642.5	2,613.6	(877.9	)(3)	3,491.4
Earning per share
— Basic	8.68	8.21	4.66	18.94	—		25.31
— Diluted	8.61	8.14	4.61	18.82	—		25.14
Weighted average number of common shares used in computing earnings per share
— Basic	138,342,512	138,178,492	137,818,174	137,957,477	—		137,957,477
— Diluted	139,413,330	139,357,451	139,511,561	138,904,860	—		138,904,860

**             Prior years’ tax review by IRS and the Department of Labor Review by Patni’s US Operations has resulted in the net reversals of additional provisions leading to an increase in Q2 2006 Gross Profit and Operating Income and a decrease in Q2 2006 Net Income.

(1) -      due to reversal of payroll taxes for earlier years, net of accrual from DOL review

(2) -      impact of 1, net of write-back of interest/penalty for earlier years

(3) -      impact of re-assessed corporate taxes for earlier years, net of 2

Important Notes to this release:

—                                   Fiscal Year

Patni follows a January — December fiscal year. The current review covers the financial and operating performance of the Company for the first quarter ended 31st March 2007

—                                   U.S. GAAP

A Consolidated Statement of Income in US GAAP is available on page 3 of the Fact Sheet attached to this release

—                                   Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

—                                   Convenience translation

A Consolidated Statement of Income as per Convenience Translation prepared in accordance with US GAAP is available on page 8 of the Fact Sheet attached to this release. We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere in this document, or at all. Investors are cautioned to not rely on such translated amounts.

—                                   Attached Fact Sheet  (results & analysis tables)

About Patni Computer Systems Ltd:

About Patni

Patni Computer Systems Limited (BSE: PATNI COMPUT, NSE: PATNI, NYSE: PTI) is a global provider of IT Services and business solutions, servicing Global 2000 clients. Patni caters to its clients through its industry-focused practices, including insurance, financial services, manufacturing, telecommunications and media, and its technology-focused practices.

With an employee strength of over 12,000; multiple global development centres spread across 12 cities worldwide; 21 international offices across the Americas, Europe and Asia-Pacific; Patni has registered revenues of US$ 579 million for the year 2006.

Patni’s service offerings include application development and maintenance, enterprise application solutions, product engineering services, infrastructure management services, business process outsourcing, quality assurance and engineering services.

Committed to quality, Patni adds value to its client’s businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001: 2000 certified and SEI-CMMi Level 5 organization, assessed enterprise wide at P-CMM Level 3. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks.

For more information on Patni, visit www.patni.com.

FOR MORE INFORMATION PLEASE CONTACT:

Investor Relations.

Gaurav Agarwal, Patni US; +1-617-914-8360; investors@patni.com

Gavin Desa, Citigate Dewe Rogerson India; +91-22-4007 5037; gavin@cdr-india.com

Media Relations. :

Heena Kanal, Patni India; +91-22-6693 0500; heena.kanal@patni.com

Tony Viola, Patni US; +1-617-354-7424; tony.viola@patni.com

IMPORTANT NOTE:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

-Ends-

PATNI COMPUTER SYSTEMS LIMITED

FINANCIAL AND OPERATIONS INFORMATION FOR THE
FIRST QUARTER ENDED MAR 31, 2007

April 25, 2007

NOTES:

—   Fiscal Year

Patni follows a January — December fiscal year. The current review covers the financial and operating performance of the Company for the quarter ended Mar 31, 2007.

—   U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

—   Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

—   Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere, or at all. Investors are cautioned to not rely on such translated amounts.

Fact Sheet Summary Index

A1) CONSOLIDATED STATEMENT OF INCOME  — US GAAP (US$ ‘000)

For the quarter / period ended

Particulars	Mar 31 2007	Mar 31 2006	YoY Change %	Dec 31 2006	QoQ Change %	2006
Revenue	156,011	129,846	20.2%	154,271	1.1%	578,851
Cost of revenues	96,326	80,773	19.3%	95,551	0.8%	357,000
Depreciation	3,809	2,982	27.7%	3,910	-2.6%	13,173
Gross Profit	55,876	46,090	21.2%	54,810	1.9%	208,678
Sales and marketing expenses	11,244	10,033	12.1%	10,996	2.3%	43,090
General and administrative expenses	16,318	17,146	-4.8%	15,590	4.7%	67,175
Provision for doubtful debts and advances	643	134	380.5%	376	70.8%	1,191
Foreign exchange (gain) / loss, net	(2,630)	994	-364.6%	590	-545.6%	2,748
Operating income	30,301	17,783	70.4%	27,258	11.2%	94,474
Other income / (expense), net	3,582	1,097	226.4%	4,484	-20.1%	12,468
Income before income taxes	33,883	18,881	79.5%	31,742	6.7%	106,942
Income taxes	6,034	4,437	36.0%	6,013	0.4%	47,692
Net income/(loss)	27,849	14,444	92.8%	25,729	8.2%	59,250
Earning per share
— Basic	$0.20	$0.10	92.1%	$0.19	8.1%	$0.43
— Diluted	$0.20	$0.10	93.2%	$0.18	8.4%	$0.43
Weighted average number of common shares used in computing earnings per share
— Basic	138,342,512	137,818,174		138,178,492		137,957,477
— Diluted	139,413,330	139,511,561		139,357,451		138,904,860

A2) CONSOLIDATED BALANCE SHEET USGAAP (US$ ‘000)

Particulars	As on 31-Mar-07	As on 31-Dec-06	As on 31-Mar-06
Assets
Total current assets	477,983	450,188	418,486
Goodwill	39,832	39,832	27,987
Intangible assets, net	9,425	9,687	9,940
Property, plant, and equipment, net	142,040	125,758	96,287
Other assets	15,445	14,876	14,871
Total assets	684,724	640,341	567,572
Liabilities
Total current liabilities	120,755	119,488	79,815
Capital lease obligations excluding current installments	381	391	477
Other liabilities	12,543	11,869	12,225
Total liabilities	133,679	131,747	92,517
Total shareholders’ equity	551,045	508,593	475,055
Total liabilities & shareholders’ equity	684,724	640,341	567,572

A3) CONSOLIDATED CASH FLOW STATEMENT USGAAP (US$ ‘000)

Particulars	Mar 31 2007	Dec 31 2006	Mar 31 2006	2006
Net cash provided by operating activities	14,140	32,196	1,111	59,091
Net cash used in investing activities	(26,123)	(35,149)	(92,296)	(155,426)
Capital expenditure, net	(18,394)	(12,731)	(11,664)	(48,537)
Investment in securities, net	(7,729)	(10,573)	(80,632)	(94,547)
Investment in subsidiary incl tax benefit on incentive stock option of Patni Telecom	—	(11,844)	—	(12,342)
Net cash provided / (used) in financing activities	1,137	1,133	149	(7,106)
Others	(121)	(89)	(110)	(391)
Common shares issued, net of expenses incl tax benefit arising on exercise of stock options	1,258	1,223	259	1,848
Dividend on common shares	(0)	(1)	(0)	(8,563)
Net increase / (decrease) in cash and equivalents	(10,845)	(1,820)	(91,035)	(103,441)
Effect of exchange rate changes on cash and equivalents	1,942	2,980	2,868	1,132
Cash and equivalents at the beginning of the period	46,510	45,350	148,820	148,820
Cash and equivalents at the end of the period	37,607	46,510	60,652	46,510

B1) CONSOLIDATED STATEMENT OF INCOME - INDIAN GAAP (RS. ‘000)

For the quarter / period ended

Particulars	Mar 31 2007	Mar 31 2006	Y_Y Change %	Dec 31 2006	Q_Q Change %	2006
Sales and service income	6,796,257	5,749,578	18.2%	6,840,396	-0.6%	26,080,258
Other income	365,019	148,272	146.2%	158,739	129.9%	595,711
Total income	7,161,276	5,897,850	21.4%	6,999,135	2.3%	26,675,969
Staff costs	3,706,781	3,223,502	15.0%	3,708,821	-0.1%	14,447,266
Selling, general and administration expenses	1,820,190	1,712,026	6.3%	1,657,606	9.8%	6,802,393
Interest	30,553	34,486	-11.4%	(6,113)	-599.8%	189,635
Total expenditure	5,557,524	4,970,014	11.8%	5,360,314	3.7%	21,439,294
Net profit before tax and adjustments	1,603,752	927,836	72.8%	1,638,821	-2.1%	5,236,675
Provision for taxation	264,399	221,767	19.2%	203,660	29.8%	2,567,682
Prior period adjustment	—	—		(60,222)		221,172
Profit/(loss) for the year after taxation	1,339,353	706,069	89.7%	1,495,383	-10.4%	2,447,821
Profit and loss account, brought forward	10,646,309	8,877,279	19.9%	9,829,388	8.3%	8,877,279
Add: Adjustment on account of Employee Benefits	7,985
Amount available for appropriation	11,993,647	9,583,348	25.2%	11,324,771	5.9%	11,325,100
Proposed dividend on equity shares	—	—		414,557		414,846
Dividend on equity shares of subsidiary		—		—		—
Dividend tax	—	—		58,142		58,182
Transfer to general reserve	—	—		205,763		205,763
Profit and loss account, carried forward	11,993,647	9,583,348	25.2%	10,646,309	12.7%	10,646,309
Earning per share (Rs. per equity share of Rs. 2 each)
— Basic	9.68	5.12		10.82		17.74
— Diluted	9.59	5.05		10.71		17.60
Weighted average number of common shares used in computing earnings per share
— Basic	138,342,512	137,818,174		138,178,492		137,957,477
— Diluted	139,652,025	139,832,737		139,622,493		139,067,699

B2) CONSOLIDATED BALANCE SHEET - INDIAN GAAP   (RS. ‘000):

Particulars	As on 31-Mar-07	As on 31-Dec-06	As on 31-Mar-06
Assets
Current assets, loans and advances	9,405,367	9,040,880	8,505,875
Goodwill	3,374,817	3,400,664	2,903,670
Fixed assets(Net of Depreciation)	6,464,593	5,869,140	4,488,069
Investments	11,042,104	10,697,832	9,891,972
Deferred tax asset, net	539,687	550,455	575,190
Total assets	30,826,568	29,558,971	26,364,776
Liabilities
Current liabilities and provisions	6,127,642	6,168,547	4,296,121
Secured loans	29,377	30,639	34,701
Deferred tax liability, net	18,820	35,630	91,273
Total liabilities	6,175,839	6,234,816	4,422,095
Total shareholders’ equity	24,650,729	23,324,155	21,942,681
Total liabilities & shareholders’ equity	30,826,568	29,558,971	26,364,776

B3) CONSOLIDATED CASH FLOW STATEMENT - INDIAN GAAP (RS ‘000)

Particulars	Mar 31 2007	Dec 31 2006	Mar 31 2006	2006

Cash flows from / (used in) operating activities (A)	489,142	1,119,288	(69,949)	2,292,436

Cash flows used in investing activities (B)	(1,015,863)	(1,329,153)	(3,947,978)	(6,631,107)

Cash flows from / (used in) from financing activities (C)	59,390	335,884	1,278	(310,356)

Effect of changes in exchange rates (D)	42,118	(76,294)	13,817	2,296

Net decrease in cash and cash equivalents during the period (A+B+C+D)	(425,213)	49,725	(4,002,832)	(4,646,731)

Cash and cash equivalents at the beginning of the period	2,060,598	2,010,873	6,707,329	6,707,329

Cash and cash equivalents at the end of the period	1,635,385	2,060,598	2,704,497	2,060,598

C) Reconcilation of Income as per Indian GAAP and US GAAP(RS. ‘000):

Particulars	Mar 31 2007	Mar 31 2006	Dec 31 2006	2006

Consolidated net income as per Indian GAAP	1,339,353	706,069	1,495,383	2,447,821
Income taxes	(9,569)	12,366	(68,311)	(133,791)
Foreign currency differences	(62,991)	(33,988)	(184,397)	(153,501)
Employee retirement benefits	3,980	5,906	(159)	3,895
ESOP related Compensation Cost	(45,683)	(39,712)	(50,825)	(182,732)
Amortisation of Intangibles , arising on Business acquisition	(10,477)	(9,667)	(10,673)	(41,176)
Prior period adjustment - Impact of prior period tax estimate	—	—	—	765,595
Others	14,085	193	(24,623)	(21,878)
Total	(110,655)	(64,902)	(338,988)	236,412

Consolidated net income as per US GAAP	1,228,698	641,167	1,156,395	2,684,233

D1) CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION
For the quarter / period ended

Particulars	Mar 31 2007	Mar 31 2006	Dec 31 2006	2006
Exchange rate $1 = INR	43.10	44.48	44.11	44.11
Revenues	6,724,053	5,775,534	6,804,889	25,533,112
Cost of revenues	4,151,651	3,592,802	4,214,732	15,747,256
Depreciation	164,154	132,652	172,487	581,072
Gross Profit	2,408,248	2,050,080	2,417,670	9,204,784
Sales and marketing expenses	484,613	446,247	485,012	1,900,704
General and administrative expenses	703,296	762,660	687,681	2,963,084
Provision for doubtful debts and advances	27,719	5,953	16,606	52,536
Foreign exchange (gain) / loss, net	(113,352)	44,203	26,034	121,211
Operating income	1,305,972	791,017	1,202,337	4,167,249
Other income / (expense), net	154,376	48,805	197,802	549,986
Income before income taxes	1,460,348	839,822	1,400,139	4,717,235
Income taxes	260,068	197,339	265,212	2,103,684
Net income/(loss)	1,200,280	642,483	1,134,927	2,613,551
Earning per share
—Basic	8.68	4.66	8.21	18.94
—Diluted	8.61	4.61	8.14	18.82
Weighted average number of common shares used in computing earnings per share
—Basic	138,342,512	137,818,174	138,178,492	137,957,477
—Diluted	139,413,330	139,511,561	139,357,451	138,904,860

D2) CONSOLIDATED BALANCE SHEET USGAAP (RS. ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	As on 31-Mar-07	As on 31-Dec-06	As on 31-Mar-06
Exchange rate $1 = INR	43.10	44.11	44.48
Assets
Total current assets	20,601,059	19,857,787	18,614,248
Goodwill	1,716,745	1,756,975	1,244,871
Intangible assets, net	406,221	427,313	442,147
Property, plant, and equipment, net	6,121,934	5,547,178	4,282,855
Other assets	665,667	656,174	661,476
Total assets	29,511,625	28,245,426	25,245,597
Liabilities
Total current liabilities	5,204,555	5,270,619	3,550,192
Capital lease obligations excl. installments	16,426	17,232	21,198
Other liabilities	540,589	523,528	543,772
Total liabilities	5,761,570	5,811,379	4,115,163
Total shareholders’ equity	23,750,055	22,434,047	21,130,434
Total liabilities & shareholders’ equity	29,511,625	28,245,426	25,245,597

D3) CONSOLIDATED CASH FLOW STATEMENT USGAAP (RS ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	Mar 31 2007	Dec 31 2006	Mar 31 2006	2006
Exchange rate $1 = INR	43.10	44.11	44.48	44.11
Net cash provided by operating activities	609,452	1,420,180	49,425	2,606,508
Net cash used in investing activities	(1,125,912)	(1,550,428)	(4,105,324)	(6,855,856)
Capital expenditure, net	(792,789)	(561,583)	(518,793)	(2,140,979)
Investment in securities, net	(333,122)	(466,385)	(3,586,531)	(4,170,457)
Investment in subsidiary, net of cash acquired	—	(522,459)	—	(544,421)
Net cash provided / (used) in financing activities	49,025	49,970	6,645	(313,441)
Others	(5,194)	(3,912)	(4,874)	(17,242)
Common shares issued, net of expenses	54,240	53,929	11,521	81,500
Dividend on common shares	(21)	(47)	(2)	(377,699)
Net increase / (decrease) in cash and equivalents	(467,434)	(80,278)	(4,049,254)	(4,562,790)
Effect of exchange rate changes on cash and equivalents	83,706	131,426	127,556	49,914
Cash and equivalents at the beginning of the period	2,004,581	2,000,409	6,619,496	6,564,433
Cash and equivalents at the end of the period	1,620,853	2,051,557	2,697,797	2,051,557

E1 ) REVENUE ANALYSIS

Revenue By Geographical Segments	Mar 31 2007	Dec 31 2006	Mar 31 2006	2006
United States	78.7%	77.7%	83.0%	80.8%
Europe	14.2%	15.1%	10.2%	11.6%
Japan	3.0%	3.0%	4.5%	3.8%
Asia-Pacific (excluding Japan)	2.8%	2.8%	1.1%	2.3%
Rest of the world	1.3%	1.4%	1.2%	1.5%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Industry Verticals	Mar 31 2007	Dec 31 2006	Mar 31 2006	2006
Insurance	24.4%	22.5%	24.1%	23.2%
Manufacturing	21.9%	22.2%	20.3%	21.7%
Financial Services	14.0%	14.3%	15.8%	15.3%
Telecommunications	14.7%	19.4%	18.9%	18.9%
Growth Industries	8.2%	7.3%	6.8%	6.7%
Product Engineering Servcies	16.8%	14.3%	14.1%	14.2%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Service Offerings	Mar 31 2007	Dec 31 2006	Mar 31 2006	2006
Application Development & Maintenance	65.6%	70.1%	71.6%	70.8%
Enterprise Application Systems	13.5%	13.2%	11.7%	13.2%
Embedded Technology Services	11.5%	9.1%	10.2%	9.5%
Enterprise Systems Management	5.6%	4.7%	5.2%	4.6%
Others	3.8%	2.8%	1.4%	1.9%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Project Type	Mar 31 2007	Dec 31 2006	Mar 31 2006	2006
Time and Material	67.9%	67.0%	62.7%	64.8%
Fixed Price (including Fixed Price SLA)	32.1%	33.0%	37.3%	35.2%
Total	100.0%	100.0%	100.0%	100.0%

E2) CLIENT- REVENUE METRICS

Particulates	Mar 31 2007	Dec 31 2006	Mar 31 2006	2006
Top client	11.1%	13.5%	16.5%	14.6%
Top 5 Clients	35.9%	38.0%	39.8%	37.1%
Top 10 Clients	48.8%	52.2%	55.3%	53.1%
Client data
No of $1 million clients	74	74	61	74
No of new clients	26	22	20	92
No. of active Clients	252	239	206	239
% of Repeat Business	93.8%	91.8%	92.1%	91.5%

E3) EFFORTS AND UTLISATION

Efforts Mix	Mar 31 2007	Dec 31 2006	Mar 31 2006	2006
Onsite efforts	31.7%	32.1%	33.7%	33.3%
Offshore efforts	68.3%	67.9%	66.3%	66.7%
Total	100.0%	100.0%	100.0%	100.0%

Utilisation	Mar 31 2007	Dec 31 2006	Mar 31 2006	2006
Utilisation	72.8%	73.7%	68.3%	71.4%

E4) EMPLOYEE METRICS

	Mar 31 2007	Dec 31 2006	Mar 31 2006	2006
Total Employees	13,096	12,804	12,148	12,804
Offshore	10,169	10,009	9,594	10,009
Onsite	2,927	2,795	2,554	2,795
Total	13,096	12,804	12,148	12,804

Total Employees
Sales & Support Staff	1,273	1,251	1,232	1,251
Net Additions	292	376	346	1,002
Attrition (LTM) excluding BPO	29.1%	27.4%	20.2%	27.4%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: April 25, 2007	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary